December 2, 2020

Sonny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811-21720

Dear Mr. Oh:

On October 18, 2020, Northern Lights Fund Trust (the “Trust” or “Registrant”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of CMG Mauldin Core Fund (the “Fund”).

The Trust has revised the disclosure in the Fund’s prospectus and statement of additional information in response to comments given by you via telephone to Joshua Hinderliter on November 23, 2020, except as indicated below. Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

General

1.	Comment: Please review and revise as appropriate the disclosure pertaining to electronic delivery of shareholder reports pursuant to Rule 30e-3 and the requirements of Item 27 of Form N-1A.

Response: The Registrant confirms that all applicable and required electronic shareholder delivery disclosure is included.

Prospectus

Principal Investment Strategies

2.	Comment: Supplementally, please clarify whether the Fund plans to manage its total exposure to commodities in order to ensure that it qualifies for favorable tax treatment as a registered investment company under sub-chapter M of the IRC.

Response: The Registrant confirms that the Fund plans to manage its total exposure to commodities in order to ensure that it qualifies for favorable tax treatment as a registered investment company under sub-chapter M of the IRC.

3.	Comment: Please add disclosure stating that the Fund may be limited with respect to investments in commodities by both sections 3(a) of the Investment Company Act of 1940 Act, as amended and the qualifying income test of sub-chapter M of the Internal Revenue Code.

Response: The Registrant has added the requested disclosure to Fund’s statutory principal investment strategy section: “The Fund may be limited with respect to investments in commodities by both sections 3(a) of the Investment Company Act of 1940 Act, as amended and the qualifying income test of sub-chapter M of the Internal Revenue Code.”

4.	Comment: Please add disclosure stating how the Fund defines “emerging markets.”

Response: The Registrant has added the following disclosure to the Fund’s principal investment strategy sections: “The Fund considers emerging market issuers to be those countries represented in the MSCI Emerging Markets Index.”

5.	Comment: Please revise the following disclosure so that it is written in plain English, “Fund’s assets creating a flexible tactical asset allocation portfolio” and ensure there is corresponding risk disclosure within the Fund’s principal investment risks.

Response: The Registrant has revised the disclosure in question as follows (italics added to depict revised disclosure): “…to invest the Fund’s assets creating a flexible tactical asset allocation portfolio that shifts between various asset classes depending on fundamental macroeconomic and technical market conditions.”

6.	Comment: Please further elaborate in the disclosure what the Fund means with regard to, “securities of companies with favorable prospects for earnings growth and capital appreciation.”

Response: The Registrant has revised the disclosure in question as follows (italics added to depict revised disclosure): “The Adviser evaluates fundamental macroeconomic analysis such as (but not limited to) economic growth, unemployment, inflation as well as consideration of monetary or fiscal policy to identify securities with favorable prospects for capital appreciation.”

7.	Comment: With regard to the Fund’s disclosure regarding “value investing”, please revise to better explain what value investing means in the context of the Fund’s overall strategy of flexible tactical asset allocation.

Response: The Registrant has revised the disclosure in question as follows (italics added to depict revised disclosure): “For value investing, the Adviser considers fundamental macroeconomic analysis to determine which asset classes are overvalued or undervalued and seeks to generate returns by capitalizing on temporary differences in relative prices of broad asset classes as well as regional and sector exposure.”

8.	Comment: Please add additional disclosure to explain the term “fundamental analysis” in plain English.

Response: The Registrant has removed this term from the Fund’s principal investment strategy. Please see Responses to Comments 6 and 7 for revised disclosure.

9.	Comment: Please add additional disclosure to explain the term “momentum-based investing” in plain English and ensure there is corresponding risk disclosure in the Fund’s principal investment risks.

Response: The Registrant has revised the disclosure in question as follows (italics added to depict revised disclosure): “In pursuing momentum-based investing, the Adviser seeks to take advantage of trends in market prices. Momentum investing seeks to take advantage of upward trends or downwards trends in an asset class, region, sector, industry or security based.”

10.	Comment: Please revise the Fund’s disclosure with regard to investments in commodities to explain in plain English what a “commodity” is as well as defining a “commodities market”. Please also disclosure, in either the summary or statutory section, if the Fund will target specific types of commodities.

Response: The Registrant has added the following disclosure to the Fund’s principal investment strategy: “The Fund may have commodities investment exposure to diversified commodities, metals, energy and agriculture.”

11.	Comment: Please revise the disclosure to provide approximate percentages of the ranges of Fund’s investments in equities, fixed income, and commodities. Also, please provide the range with regard to individual securities and underlying fund investments.

Response: The Registrant respectfully declines to revise the existing disclosure. As a result of the adviser’s tactical investment approach, the Fund’s investment exposure to equities, fixed and income and commodities may vary significantly. From time to time, the Fund’s assets may be fully invested in one particular asset class.

Principal Investment Risks

12.	Comment: Please revise the order of each Fund’s principal investment risks so that they appear by order of importance most likely to affect the Fund’s NAV, yield, and total return rather than alphabetical.

Response: The Registrant respectfully declines to reorder the principal investment risks of the Fund. The Registrant believes that the risks should remain alphabetical to avoid potentially misleading investors by giving the impression that the Registrant is able to correctly predict the rank of other risks. The Registrant further notes that there is no requirement in Form N-1A that restricts a fund from ordering its principal investment risks alphabetically.

13.	Comment: If the Fund has significant exposure to the United Kingdom, please consider adding a Brexit risk disclosure.

Response: The Registrant has added the following risk to the Fund’s SAI:

Certain European countries in which the Fund may invest have recently experienced significant volatility in financial markets and may continue to do so in the future. The impact of the United Kingdom’s intended departure from the European Union, commonly known as “Brexit,” and the potential departure of one or more other countries from the European Union may have significant political and financial consequences for global markets. These consequences include greater market volatility and illiquidity, currency fluctuations, deterioration in economic activity, a decrease in business confidence and an increased likelihood of a recession in such markets. Uncertainty relating to the withdrawal procedures and timeline may have adverse effects on asset valuations and the renegotiation of current trade agreements, as well as an increase in financial regulation in such markets. This may adversely impact Fund performance.

14.	Comment: Please add a Large-Cap Risk disclosure.

Response: The Registrant has added “Large Company Risk” to the Fund’s principal investment strategies.

Performance

15.	Comment: Please review and revise the introductory paragraph in this section to ensure all requirements of Form N-1A are included.

Response: The Registrant has reviewed and revised the disclosure in question to ensure all requirements of Form N-1A are included.

16.	Comment: Please revise the disclosure with respect to the varying performance among the Fund’s various share classes to ensure that the expense differences between the classes are discussed.

Response: The Registrant has revised the disclosure in question as follows (italics added to depict revised disclosure): “Returns for Class I shares, which are not presented, will vary from the returns for Class A shares due to class specific expenses.”

17.	Comment: With regard to the disclosure, “The performance bar chart and table reflect the Fund’s performance under its previous subadviser and previous principal investment strategies”, please disclosure the specific time periods covered.

Response: The Registrant has revised the disclosure in question as follows (italics added to depict revised disclosure): “The performance bar chart and table for periods prior to March 11, 2017, reflect the Fund’s performance under its previous subadviser and previous principal investment strategies.”

18.	Comment: Please update all dated information within this section as appropriate, including the Bar Chart.

Response: The Registrant has updated all dated information within this section as required by Form N-1A.

19.	Comment: It appears to the staff that the MSCI ALL Country World Index is the Fund’s broad-based index. As such, please reverse the order in which the two indices appear in the performance table.

Response: The Registrant has revised the disclosure as requested.

Investment Adviser Portfolio Managers

20.	Comment: If applicable, please add disclosure that each portfolio manager listed is “jointly and primarily” responsible for executing the Fund’s investment strategy.

Response: The Registrant has revised the applicable disclosure in Item 5 and Item 10 to state that the Fund’s portfolio managers are jointly and primarily responsible for executing the Fund’s investment strategy.

Additional Information about Investment Strategies and Related Risks - Temporary Investments

21.	Comment: With regard to the disclosure, “These short-term debt securities and money market instruments include shares of other mutual funds”, please confirm if “other mutual funds” only refers to money market funds or includes all other mutual funds.

Response: The Registrant confirms that the disclosure in question refers only to money market mutual funds.

Management – Investment Adviser Portfolio Managers

22.	Comment: Please reconcile this section with the summary portfolio manager section with respect to whether one portfolio manager has primary responsibility for the Fund or if they are both jointly and primarily responsible.

Response: Please see the Registrant’s response to Comment 20.

23.	Comment: Please review the bio of Mr. Mauldin and revise to ensure that his last 5 years of experience are included.

Response: The Registrant has revised the disclosure in question to include Mr. Mauldin’s last 5 years of experience.

Statement of Additional Information

Types of Investments

24.	Comment: Within the disclosure for “Resets” is a reference to LIBOR. Please revise to add applicable risk disclosure related to the LIBOR transition.

Response: The Registrant has added the following disclosure:

In July 2017, the head of the United Kingdom Financial Conduct Authority announced the desire to phase out the use of LIBOR by the end of 2021. There is currently no definitive information regarding the future utilization of LIBOR or of any particular replacement rate. Abandonment of or modifications to LIBOR could have adverse impacts on newly issued financial instruments and existing financial instruments that reference LIBOR. The effect of a phase out of LIBOR on U.S. instruments in which the Fund may invest is currently unclear. While some instruments may contemplate a scenario where LIBOR is no longer available by providing for an alternative rate setting methodology, not all instruments may have such provisions, and there is significant uncertainty regarding the effectiveness of any such alternative methodologies. To the extent that any replacement rate differs from that utilized for a structured product that holds those securities, the structured product would experience an interest rate mismatch between its assets and liabilities. Structured products generally contemplate a scenario where LIBOR is no longer available by requiring the structured product’s administrator to calculate a replacement rate primarily through dealer polling on the applicable measurement date. However, there is uncertainty regarding the effectiveness of the dealer polling processes, including the willingness of banks to provide such quotations. Recently, some structured products have included, or have been amended to include, language permitting the structured product’s investment manager to implement a market replacement rate upon the occurrence of certain material disruption events. However, not all structured products may adopt such provisions, nor can there be any assurance that structured products’ investment managers will undertake the suggested amendments when able. Abandonment of or modifications to LIBOR could lead to significant short-term and long-term uncertainty and market instability. It remains uncertain how such changes would be implemented and the effects such changes would have on the Fund, issuers of instruments in which the Fund invests and financial markets generally.

Trustee and Officer Tables

25.	Comment: Please ensure that all individuals listed in the respective tables have principal occupations listed for the last 5 years.

Response: The Registrant confirms that all individuals within the table have their principal occupations listed for the last 5 years.

Control Persons

26.	Comment: Please add disclosure explaining the effect that a control person has on the voting rights of other shareholders.

Response: The Registrant has added the following disclosure, “Persons controlling a Fund can determine the outcome of any proposal submitted to the shareholders for approval, including changes to the Fund’s fundamental policies or the terms of the management agreement with the Adviser.”

* * * * *

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

Cc: JoAnn M. Strasser